UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*
(Amendment No. 3)
Pyxus International, Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
74737V205
(CUSIP Number)

Colin J. Daniels, Esq.
Monarch Alternative Capital LP
535 Madison Avenue
New York, NY 10022
Telephone: (212) 554-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 21, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74737V205
1		NAME OF REPORTING PERSON Monarch Alternative Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,125,071
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,125,071
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,125,071
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5%[1]
14		TYPE OF REPORTING PERSON PN, IA

1 Based on 24,999,947 shares of Common Stock outstanding as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 14, 2024.

CUSIP No. 74737V205
1		NAME OF REPORTING PERSON MDRA GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,125,071
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,125,071
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,125,071
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5%[2]
14		TYPE OF REPORTING PERSON PN, HC

2 Based on 24,999,947 shares of Common Stock outstanding as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 14, 2024.

CUSIP No. 74737V205
1		NAME OF REPORTING PERSON Monarch GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,125,071
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,125,071
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,125,071
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5%[3]
14		TYPE OF REPORTING PERSON OO, HC

3 Based on 24,999,947 shares of Common Stock outstanding as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 14, 2024.

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed with respect to the common stock, no par value (the “Shares”), of Pyxus International, Inc. (formerly known as Pyxus One, Inc.) (the “Issuer”), to amend the Schedule 13D filed by the Reporting Persons on September 3, 2020 (the “Original 13D”, as amended and restated by Amendment No. 1 filed on January 3, 2023 (“Amendment No. 1”), Amendment No. 2 filed on January 23, 2023 (“Amendment No. 2”), and this Amendment No. 3, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.
ITEM 4. Purpose of Transaction.
Item 4 of Schedule 13D is hereby amended and supplemented to include the following:
On March 21, 2024, certain Monarch Funds (the “Holders”) and the Issuer entered into a purchase and assignment agreement (the “Debt Purchase Agreement”) providing for the purchase and retirement by the Issuer of (i) up to $112,113,388 in aggregate principal amount of the Issuer’s 8.50% Senior Secured Notes due 2027 (the “Notes”) issued pursuant to that certain Indenture, dated as of February 6, 2023, by and among the Issuer, the guarantors named therein, Wilmington Trust, National Association, as trustee, and Alter Domus (US) LLC, as collateral agent, and (ii) up to $10,344,887 in aggregate principal amount of loans (the “Loans”) outstanding under the Issuer’s Term Loan Credit Agreement, dated as of February 6, 2023, by and among the Issuer, as borrower, the guarantors and the lenders party thereto and Alter Domus (US) LLC, as administrative agent and collateral agent, in each case, held by the Holders and beneficially owned by the Reporting Persons (such Loans and Notes subject to the terms of the Debt Purchase Agreement, the “Specified Debt Instruments”).  The Debt Purchase Agreement provides for the purchase by the Issuer of Specified Debt Instruments in multiple tranches (with the purchase of certain of the Specified Debt Instruments subject to the election of the Issuer in its sole discretion) between the date of the Debt Purchase Agreement and September 30, 2024 (subject to extension as may be agreed by the Holders, the “Final Repurchase Date”).

The foregoing description of the Debt Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Debt Purchase Agreement filed as Exhibit 7 hereto.
Except as set forth herein, the Reporting Persons have no other present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)–(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including the Issuer’s financial position and strategic direction, actions taken by the Board of the Issuer, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or debt instruments (including Notes and Loans or other debt instruments issued from time to time by the Issuer), other securities or derivative instruments related thereto or selling some or all of their Shares or debt instruments (including Notes and Loans or other debt instruments issued from time to time by the Issuer), or other securities or derivative instruments, engaging in hedging or similar transactions with respect to the Shares, and, alone or with others, pursuing discussions with the management, the Board of the Issuer, other holders of Shares of the Issuer, debt instruments or the Issuer and third parties with regard to their investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.
Item 5 of Schedule 13D is hereby amended and restated as follows:
(a) and (b)     The information contained on the cover pages of this Schedule 13D is incorporated into this Item 5 by reference. Unless otherwise indicated, the percentages used in this Schedule 13D are calculated based upon 24,999,947 outstanding Shares as disclosed by the Issuer in its Form 10-Q filed with the SEC on February 14, 2024. Each of the Monarch Funds has delegated beneficial ownership of the Shares held by such Monarch Fund to MAC, and thus, no such Monarch Fund has the ability to vote or dispose of the Shares held by it absent a decision to do so by MAC.
(c)     The Reporting Persons have not effected any transactions in the Shares during the past sixty (60) days.
(d)     Other than the Monarch Funds, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.
(e)     Not applicable.
ITEM 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of Schedule 13D is hereby amended and supplemented to include the following:
The information set forth in Item 4 of this Amendment No. 3 is incorporated into this Item 6 by reference.

[ITEM 7. Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended and supplemented to include the following:

Exhibit Number	Description of Exhibit

7	Debt Purchase Agreement, dated as of March 21, 2024

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  March 25, 2024

MONARCH ALTERNATIVE CAPITAL LP

By:	/s/ Christopher Santana
Name: Christopher Santana
Title: Managing Principal

MDRA GP LP
By:	Monarch GP LLC, as general partner

By:	/s/ Christopher Santana
Name: Christopher Santana
Title: Member

MONARCH GP LLC

By:	/s/ Christopher Santana
Name: Christopher Santana
Title: Member